TOWER ONE WIRELESS CORP.
Quarterly Report September 30, 2019

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report November 29, 2019

The following amended management’s discussion and analysis (“MD&A”) has been prepared as of November 29 , 2019 and should be read in conjunction with the condensed consolidated interim financial statements and accompanying notes for the quarter ended September 30, 2019, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are stated in Canadian dollars unless otherwise indicated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "project", "predict", "potential", "could", "might", "should" and other similar expressions. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Nature of Business

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multi-tenant communications real estate. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites. BTS is where a long-term site lease is in hand with a tenant prior to undergoing construction. As of September 30, 2019, the Company had a total of 9 signed MLA agreements with major MNOs in Argentina, Colombia and Mexico and a total backlog of over 130 sites.

Tower One Wireless Corp. (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. The condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in the condensed consolidated interim financial statements and the comparative figures are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Laws of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 31, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire 65% ownership interest in Evotech. Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing the towers in various locations in Argentina. It has a Master Lease Agreement (the ”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build. In July 2019 the Company capitalized the inter-company debt that Evotech has with its parent company, due to this fact the ownership interest in Evotech that belongs to Tower One Wireless Corp. reached a total of 98,79%.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA. In March 2019, the Company acquired the remaining 30% of TCTS.

On April 3, 2018, the Company acquired a 90% ownership interest in Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”). Mexmaken is a private company incorporated under the laws of the United Mexican State on September 9, 2015

1.3 Overall Performance

Highlights during the quarter ending September 30, 2019:

• During the quarter, the company completed 12 towers in such period and added 3 co-locations.

• Management has taken several initiatives to improve the efficiency of the organization. Among others, focusing in the BTS core business in the three regions where we operate and streamlining the overhead expenses.  These initiatives will have a more significant impact in the fourth quarter 2019 and during 2020.

• Management continues to actively focus its efforts on capital raising to support the Company’s growth of the tower business and general working capital needs and is currently negotiating term sheets for credit facilities.

1.4 Results of Operations

Total revenue increased to $5,599,200 for the nine months ended September 30, 2019 compared to $1,117,724 for the same period in 2018. The increase is a result of placing BTS towers in-service and commencing service during the period and the sale of 22 towers in Colombia. The Company expects to generate revenues in 2019 and 2020 mostly from monthly lease payments by MNOs on existing and future tower sites, and the sale of towers to third parties.

During the nine months period ended September 30, 2019, the Company incurred professional fees in the amount of $256,431 (September 30, 2018 – $913,251) the reduction was mainly generated by reclassifications to Salaries and Wages of professionals that provides services to the Company on an exclusive basis. Professional fees include consulting services, audit fees, legal fees and related expenses.

Office and miscellaneous expenses increased to $785,613 during the nine month period ended on September 30, 2019 compared to $256,270 of the corresponding period of 2018. The increase is mainly due to more activity for the business.

Advertising and promotion decreased to $163 during the nine months period ended September 2019 compared to $1,142,389 during the same period of the previous year. The decrease is related to the change of strategy that Management has implemented to promote its BTS business.

During the nine months period ended September 30, 2019, the Company incurred in travel expenses in the amount of $125,382 (September 30, 2018 – $141,819) related to travels to Colombia, Mexico, Argentina, USA and Canada, to support the growth of the business.

The Company incurred $1,670,723 in interests during the nine months period of 2019 compared to $848,468 in interest in the same period of the prior year due to an increase in the Loan’s balances.

During the nine months ended September 30, 2019, the Company incurred net loss of $2,680,750 compared to a net loss of $8,687,707 for the twelve months period ended December 31, 2018. The sale of 22 towers generated a gross profit of $2,171,048, this has a positive impact on the income from the operations but it has been reduced by the reclassifications made by the Management.

The Total Liabilities of the Company as of September 30, 2019 increased in $5,970,328 in comparison with the balance as of December 31, 2018, mainly due to the increase of the Advances from Customers. The Company books as Advances from Customers the advances received for tower sales that have not been recognized yet.

Selected Quarterly Information
	September 30, 2019 $	June 30, 2019 $	March 31, 2019 $	December 31, 2018 $	September 30, 2018 $	June 30, 2018 $
Revenue	841,491	266,724	4,490,985	1,210,225	138,067	116,095
Net loss from continuing operations	(2,578,192)	(1,201,909)	1,228,201	(4,137,971)	(87,721)	(1,396,524)
Cash	166,943	48,325	247,534	346,103	53,843	62,128
Total Assets	15,243,473	15,857,084	15,125,858	12,581,840	7,997,727	6,940,929
Non-Current Liabilities	1,894,082	3,027,561	2,269,698	1,188,226	823,224	548,324

1.5            Liquidity and Capital Resources

As at September 30, 2019, the Company has total assets of $15,243,473 and cash of $166,943.

At September 30, 2019, share capital was $16,876,382 comprising 93,389,446 issued and outstanding common shares.

At present, the Company’s operations generate minimal cash inflows and its financial success after September 30, 2019 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations of building towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

The Company may not be able to generate sufficient cash flows from its operations in the foreseeable future to support its working capital needs. As a result, the Company will have to rely on funding through future equity issuances and through short-term and long term borrowing in order to finance ongoing operations and the construction of cellular towers. The ability of the Company to raise capital will depend on market conditions and it may not be possible for the Company to issue shares on acceptable terms or at all.

1.6            Share Capital

As at September 30, 2019, the Company had 93,389,446 common shares issued and outstanding.

1.7             Share Purchase Warrants

As at September 30, 2019, the Company had 30,663,714 warrants issued and outstanding.

1.8             Stock Options

As at September 30, 2019, the Company had 1,275,000 stock options issued and outstanding of which all the options are exercisable.

1.9              Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

1.10           Subsequent Events

•  On October 10th 2019, the company acquired the remaining 10% of Innervision in Colombia.

1.11            Changes in Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited financial statements of the Company as at December 31, 2018.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2018.

During the period ended September 30, 2019, the Company adopted the following new accounting policies:

 IFRS 9 Financial Instruments
 IFRS 15 - Revenue from Contracts with Customers
 IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

 Accounting standards issued but not yet applied

The following new standards and interpretations are not yet effective and have not been applied in preparing these condensed interim consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2019:

• IFRS 16 – Leases - In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is 12 months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is January 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings or deficit at that date, subject to permitted practical expedients. Therefore, the Company will not restate comparative information.

The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. An amortization expense on the right-of-use asset and an interest expense on the lease liability will replace the operating lease expense. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s consolidated statements of cash flows, but does not cause a difference in the amount of cash transferred between the parties of a lease. The Company is currently finalizing the quantification of the impact of IFRS 16 on its consolidated financial statements. As at January 1, 2019, it is estimated that total liabilities would increase by approximately $1,070,000 and assets would increase by approximately $1,070,000. The Company is continuing to assess the overall impact of the new standard, including the required changes to the disclosures in its consolidated financial statements.

1.12            Financial Instruments and Other Instruments

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge any obligations. The Company’s cash and receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The demand loan is under fixed interest rate.  The Company has bank indebtedness which is subject to variable interest rates.  However, given the balance is not significant, the Company is not exposed to significant interest rate risk.  The Company also maintain bank accounts which earn interest at variable rates but it does not subject to any significant interest rate risk.

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Fair value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

• Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

• Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

• Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.  The carrying values of the amounts receivable, accounts payable, convertible debentures, loans payable, loans from related parties and bonds payable approximate their fair values because of the short-term nature of these instruments.

1.13            Estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions about the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the results of operations. Significant areas requiring the use of management estimates include the valuation of listing expense, useful lives and impairment of long-lived assets, impairment of investments and share-based payment calculations. Actual results could differ from the estimates made.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of the Company’s ability to execute its strategy by effectively operating the Company involves judgement.  Management closely monitors the operations and cash flows in the Company.

(ii) Income taxes

Management exercises judgment to determine the extent to which deferred tax assets are recoverable, and can therefore be recognized in the statements of financial position and comprehensive income or loss.

(iii) Accounting for long-term investments
The accounting for long-term investments involves judgment in the determination of control and power held by the Company.

(iv)            Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances.

(v) Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

 (vi) Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis.

(vii)            Determination of functional currency and hyper-inflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyper-inflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

1.14            Other MD&A Requirements

For more information about the Company, see http://www.toweronewireless.com/. The Company has not filed an AIF Annual Information Form.

Disclosure of Outstanding Share Data

As of the reporting date, there were 93,389,446 common shares issued and outstanding.

As the reporting date and September 30, 2019,

(i) Pursuant to an escrow agreement dated January 11, 2017, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At September 30, 2019, 30,000,000 common shares remain in escrow (December 31, 2018 – 30,000,000 common shares).

(ii) In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every nine months. As of June 30, 2019, there were 375,000 common shares remain in escrow (December 31, 2018 – 375,000 common shares).

Risk Factors

The Company is focused on more select market introduction and development primarily on building towers in municipalities while instituting cost control of product development. The failure to generate future sales in the Company’s main products could have a significant and adverse effect on the Company.

The Company success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the Company. The Company does not anticipate having key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Company are of central importance. In addition, there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

The Company has incurred a net loss for the nine months period ended September 30, 2019 of $2,680,750 and has a deficit of $22,136,039. Management is continuing efforts to attract additional equity and capital investors and implement cost control measures to maintain adequate levels of working capital. Nevertheless, there can be no assurance provided with respect to the successful outcome of these ongoing actions. If the Company is unable to obtain additional financing on reasonable terms, the Company may be required to curtail or reduce its operations to continue as a going concern.